Sean M. Clayton

+1 858 550 6034

sclayton@cooley.com

April 13, 2017

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	TRACON Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed March 27, 2017

File No. 333-216962

Dear Ms. Hayes:

On behalf of our client, TRACON Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated April 7, 2017 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in bold are the Staff’s comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

1.	The number of shares you are attempting to register appears to represent a substantial percentage of the company’s outstanding shares held by non-affiliates. Given the size of the offering, it appears that this may be a primary offering that can only proceed on an at-the-market basis if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the resale of common shares by Aspire Capital Fund, LLC is appropriately characterized as a transaction eligible to be made pursuant to Rule 415(1)(i) of the Securities Act of 1933, as amended. Alternatively, please amend your registration statement to register no greater than one-third of the number of the Company’s outstanding shares held by non-affiliates.

Response: The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

a.	General.

On March 14, 2017, the Company entered into a standard equity line transaction with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire”), including: (i) a common stock purchase agreement (the “Purchase Agreement”) entered into between the Company and Aspire, which

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provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire is committed to purchase up to an aggregate of $21.0 million of shares of the Company’s common stock at the Company’s request from time to time during a 30 month period beginning on the effective date of a registration statement related to the transaction; and (ii) a registration rights agreement entered into between the Company and Aspire, in which the Company agreed to register for resale by Aspire the shares of the Company’s common stock that have been and may be issued to Aspire under the Purchase Agreement (the “Aspire Shares”). By filing the Registration Statement, the Company is now seeking to register 3,231,515 Aspire Shares for resale by Aspire.

Aspire is an institutional investor that invests in a wide range of companies and industries, with an emphasis on life sciences, energy and technology companies. Prior to entering into the Purchase Agreement, Aspire did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holder of the Company’s outstanding shares of common stock. Aspire acquired 195,726 shares of the Company’s common stock as a commitment fee for entering into the Purchase Agreement (the “Commitment Shares”), and, upon execution of the Purchase Agreement, the Company sold to Aspire an additional 222,222 shares of the Company’s common stock for an aggregate purchase price of $1.0 million (the “Initial Purchase Shares”). Following the acquisition of the Commitment Shares and Initial Purchase Shares, the Company has the right to cause Aspire to purchase an additional 2,813,567 shares of the Company’s common stock from time to time under the Purchase Agreement, subject to the terms and conditions therein.

b.	Staff Guidance.

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company has received $1.0 million of proceeds, and may receive additional proceeds of up to $20.0 million, from the sale of shares to Aspire pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering styled as a secondary offering is really by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

•	How long the selling shareholders have held the shares;

•	The circumstances under which they received them;

•	Their relationship to the issuer;

•	The amount of shares involved;

•	Whether the sellers are in the business of underwriting securities; and

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•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, we have considered the above factors and respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis in the future under Rule 415(a)(1)(i) of the Securities Act.

c.	Analysis of the Six Factors Described in C&DI 612.09.

i.	How long the selling shareholders have held the shares. The Commitment Shares and the Initial Purchase Shares were issued and sold to Aspire upon execution of the Purchase Agreement, and the remaining 2,813,567 shares of the Company’s common stock issuable to Aspire under the Purchase Agreement may be sold by the Company to Aspire at the Company’s request from time to time during a 30 month period beginning on the date on which the Registration Statement is declared effective by the Commission. In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required, and the Commission will permit a company to register the resale of the underlying securities prior to exercise of a put right, where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, Aspire has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to Aspire pursuant to the terms of the Purchase Agreement.

ii.	The circumstances under which the selling shareholders received the shares. Aspire will receive the shares offered in the Registration Statement pursuant to the privately negotiated transaction between the Company and Aspire completed at arm’s length prior to the filing of the Registration Statement. Although Aspire is required by the Staff to include disclosure that it is an “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, however, Aspire will purchase any shares put to it by the Company at a slight discount to the market price for the shares. Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging of the Company’s common stock. As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement. Aspire is at risk that it may incur a loss on the resale of those shares.

iii.

The selling shareholders’ relationship to the issuer. Aspire is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire and the Company is the relationship established through the Purchase Agreement and the

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transactions contemplated thereby. Aspire has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of the sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the shares pursuant to the Registration Statement.

In addition, Aspire has not and will not receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire under the Purchase Agreement. Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any common stock, as applicable. Aspire will retain all proceeds from the resale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

The Company also notes that even if Aspire was an affiliate of the Company, pursuant to C&DI 212.15 the Staff has acknowledged that “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” For the reasons set forth above, the Company submits that Aspire’s relationship to the Company as an investor that assumes market risk with respect to the common stock it acquires under the Purchase Agreement is appropriate for resale under Rule 415(a)(1)(i).

iv.	The amount of shares involved. As of the date of the Purchase Agreement, the Company had 16,165,659 shares of common stock outstanding, excluding the Commitment Shares and the Initial Purchase Shares. Of such shares, the Company believes that approximately 13,195,772 shares were held by non-affiliates of the Company. If all of the 3,231,515 shares of common stock to be registered pursuant to the Registration Statement were issued and outstanding as of the date of the Purchase Agreement, such shares would have represented 16.7% of the Company’s total outstanding shares and 19.7% of the Company’s total outstanding shares held by non-affiliates.

In the context of convertible securities that have the potential for a significant, but undefined, dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. However, this Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement, which relates only to the resale of a pre-defined and limited number of shares of common stock by Aspire.

Prior to entering into the Purchase Agreement, Aspire had no affiliation, agreements or understandings with the Company, its officers, directors or affiliates. At no time since the execution of the Purchase Agreement has Aspire had the ability to control or influence the decisions of the Company due, primarily, to the existence of larger stockholders and its relative position. Were the Company to issue the maximum 3,231,515 shares that can be issued to Aspire under the Purchase Agreement, Aspire still would not be an affiliate of the Company, as it would lack the ability to control or influence the decisions of the Company based on its ownership position.

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As described in the Registration Statement, the Purchase Agreement permits the Company, in its sole discretion, to put shares to Aspire at prices tied directly to the prevailing market price of the common stock. When the Company gives notice to Aspire of a put, the Company will either know the exact price at which such shares will be purchased by Aspire in the case of a “regular purchase” or can establish a minimum purchase price in the case of a “VWAP purchase”. Also, in the case of a regular purchase, the purchase price is determined prior to the time any shares will be issued to Aspire. As Aspire is prohibited from effecting short sales (or any other hedging transaction) in the Company’s securities, this provision provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the stock price. Finally, the Purchase Agreement includes a floor price, which prohibits any sales by the Company on days that the stock price closes below a specified price. These provisions allay any potential concerns that the transaction contemplated under the Purchase Agreement could have a “toxic” effect to existing stockholders.

It should further be noted that, as disclosed in the Registration Statement, the Purchase Agreement prohibits the Company from issuing more than 3,231,515 shares of its common stock (which is equal to 19.99% of the common stock outstanding on the date of the Purchase Agreement) to Aspire, unless (i) stockholder approval is obtained to issue more, in which case the 3,231,515 share limitation will not apply, or (ii) stockholder approval has not been obtained and at the time the 3,231,515 share limitation is reached and at all times thereafter the average price paid for all shares issued under the Purchase Agreement (including the Commitment Shares) is equal to or greater than $4.15, a price equal to the closing sale price of the Company’s common stock on the business day prior to the date of the Purchase Agreement; provided that at no one point in time shall Aspire (together with its affiliates) beneficially own more than 19.99% of the Company’s common stock. Despite the fact that the Purchase Agreement allows for the issuance of more than 3,231,525 shares of common stock to Aspire, the Company is only seeking to register for resale a number of shares equal to 19.99% of its pre-transaction common shares outstanding. In addition, based on the absence of any Schedule 13 filings by Aspire, the Company has no reason to believe that Aspire owns more than 5% of the Company’s outstanding shares.

In regard to the amount of shares involved, we believe it is important to note that C&DI 612.12 describes a scenario where a holder of 73% of an issuer’s stock would be able to effect a valid secondary offering. This C&DI states: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

v.	Whether the sellers are in the business of underwriting securities. Aspire is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire and its principals have a long history of entering into equity line transactions that are fundamentally similar to the transaction it has entered into with the Company and a long history of maintaining ownership interest in the companies with which it engages in those transactions.

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vi.	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. The Company also notes that the Purchase Agreement does not contain any provisions requiring Aspire to place the common stock with other investors or to otherwise distribute the common stock in any way, nor are there other arrangements or understandings between the Company and Aspire to do so.

C&DI 139.13 sets forth the Staff’s view as to when a private equity line financing will qualify for resale registration despite the fact that the Staff considers such transactions to be “indirect primary offerings”. Specifically, a company must meet the following conditions:

•	the company must have “completed” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and

•	in the prospectus, the investor(s) must be identified as underwriter(s), as well as selling shareholder(s)

We respectfully submit that the Aspire private equity line and the related terms and conditions of the Purchase Agreement meet the first condition, as further clarified by the Staff’s additional guidance on the topic. Specifically, we note that Aspire has been obligated to accept the shares described in the Registration Statement since the time it entered into the Purchase Agreement, subject only to limited terms and conditions which the Staff has deemed acceptable to view the private placement to be “completed”. With respect to the second and third conditions, we note that the Company is eligible to use Form S-1 for primary offerings and that Aspire is identified as an underwriter as well as a selling stockholder in the Registration Statement. Thus, we believe this transaction fits squarely within the Staff’s guidance in C&DI 139.13 with respect to the availability of resale registration for private equity lines.

Based on these facts and circumstances, including the Staff’s guidance in C&DIs 612.09 and 139.13, the Company respectfully submits that Aspire’s resale of the shares of common stock under the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

2.	Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues on your pending request for confidential treatment.

Response: The Company acknowledges the Staff’s comment, and respectfully requests the Staff’s assistance in completing its review of the Company’s pending request for confidential treatment as soon as possible. Please advise the undersigned if we can provide any further information or assistance to facilitate your review of such request.

***

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We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned with any further comments or questions regarding this letter at (858) 550-6034.

Sincerely,

By:	/s/ Sean M. Clayton

Sean M. Clayton

cc:	Patricia L. Bitar, TRACON Pharmaceuticals, Inc.

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